FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Gentor Resources Inc. (the "Company") 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

2.	Date of Material Change

October 19, 2018.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through GlobeNewswire on October 19, 2018.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1        Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2        Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Multilateral Instrument 61-101

As set out in the attached News Release, the Company closed on October 19, 2018 a non- brokered private placement (the "Financing") of 4,000,000 common shares of the Company (the "Shares") at a price of Cdn$0.05 per Share for gross proceeds of Cdn$200,000. Arnold T. Kondrat ("Kondrat"), who is Chief Executive Officer, President and a director of the Company, purchased 2,725,000 of the Shares, Richard J. Lachcik ("Lachcik"), who is a director of the Company, purchased 100,000 of the Shares, Donat K. Madilo ("Madilo"), who is Chief Financial Officer of the Company, purchased 100,000 of the Shares, Geoffrey G. Farr ("Farr"), who is a General Counsel and Corporate Secretary of the Company, purchased 100,000 of the Shares, and William R. Wilson ("Wilson"), who is a director of the Company, purchased 50,000 of the Shares. The issuance of these Shares to Kondrat, Lachcik, Madilo, Farr and Wilson is each a "related party transaction" within the meaning of Multilateral Instrument 61-101 entitled Protection of Minority Security Holders in Special Transactions ("MI 61-101") (a director of the Company and a senior officer of the Company is a "related party" of the Company within the meaning of MI 61-101). Section 5.2 of MI 61-101 requires that certain information be disclosed in this material change report with respect to the Financing, as follows:

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(a)	Description of the transaction and its material terms:

See the attached News Release.

(b)	Purpose and business reasons for the transaction:

To provide funds for the Company to be used by the Company for general corporate purposes.

(c)	Anticipated effect of the transaction on the issuer's business and affairs:

The Financing improved the Company's financial position by providing funds to be used by the Company for general corporate purposes. The Financing also resulted in a significant number of shares being issued by the Company, as set out in the attached News Release.

(d)

Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Immediately prior to the closing of the Financing: (i) Kondrat held 14,067,188 (or 47.04%) of the outstanding common shares of the Company and 1,027,500 common share purchase warrants of the Company; (ii) Lachcik held 500,000 (or 1.67%) of the outstanding common shares of the Company, 125,000 common share purchase warrants of the Company and 18,750 stock options granted under the Company’s stock option plan; (iii) Madilo held 112,500 (or 0.38%) of the outstanding common shares of the Company, 25,000 common share purchase warrants of the Company and 25,000 stock options granted under the Company’s stock option plan; (iv) Farr held 250,000 (or 0.84%) of the outstanding common shares of the Company, 62,500 common share purchase warrants of the Company and 31,250 stock options granted under the Company’s stock option plan; and (v) Wilson held 20,000 (or 0.07%) of the outstanding common shares of the Company, 10,000 common share purchase warrants of the Company and 18,750 stock options granted under the Company’s stock option plan.

Taking into account the Shares acquired under the Financing: (i) Kondrat now owns a total of 16,792,188 (or 49.53%) of the outstanding common shares of the Company; (ii) Lachcik now owns a total of 600,000 (or 1.77%) of the outstanding common shares of the Company; (iii) Madilo now owns a total of 212,500 (or 0.63%) of the outstanding common shares of the Company; (iv) Farr now owns a total of 350,000 (or 1.03%) of the outstanding common shares of the Company; and (v) Wilson now owns a total of 70,000 (or 0.21%) of the outstanding common shares of the Company.

(e)

Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Financing was unanimously approved by the board of directors of the Company.

(f)

Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable (see item 8(i) of this report below).

(g)

Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h)

General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.

(i)

Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

The Company is relying on subsection 5.5(b) of MI 61-101, which exempts the Company from the requirements under MI 61-101 of having to perform a formal valuation. The basis for relying on this exemption is the Company’s common shares are listed on the TSX Venture Exchange (and not on any other stock exchange).

The Company is relying on subsection 5.7(1)(a) of MI 61-101, which exempts the Company from the requirements under MI 61-101 of having to obtain minority shareholder approval in connection with the Financing, as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, each related party transaction, insofar as it involves interested parties, exceeds 25% of the Company’s market capitalization, calculated in accordance with MI 61-101, at the time the transaction was agreed.

9.	Executive Officer

Arnold T. Kondrat (Chief Executive Officer and President) - (416) 361-2510.

10.	Date of Report

October 29, 2018.

Schedule "A"

Gentor Resources Inc.

PRESS RELEASE

GENTOR CLOSES PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – October 19, 2018 - Gentor Resources Inc. (the "Company") (TSX-V – "GNT") announces that, further to its September 27, 2018 press release, it has closed a non-brokered private placement of 4,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.05 per Offered Share for gross proceeds of Cdn$200,000. The Company intends to use the proceeds from this financing (the "Financing") for general corporate purposes. Directors and officers of the Company purchased 3,075,000 of the Offered Shares issued under the Financing.

The Offered Shares are subject to a four month "hold period" and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Not for distribution to U.S. newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 361-2510.